(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER: 0-15324 CUSIP NUMBER: 85517P 10 1

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ending:

Read the attached Instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Star Scientific, Inc.

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Full Name of Registrant:

Not applicable

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Former Name if Applicable:

801 Liberty Way

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Address of Principal Executive Office (Street and Number):

Chester, Virginia 23836

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City, State and Zip Code:

PART II

RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed.)

Although the management of Registrant has been working diligently to complete all the required information for its annual report on Form 10-K for the year ended December 31, 2003, and a substantial part of such information has been completed as of this date, management and its advisors were unable, without unreasonable effort or expense, to complete the Form 10-K on or before March 15, 2004, including obtaining required confirmations from third parties and completing audit procedures. Management expects to file its annual report on Form 10-K on or before March 30, 2004.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Christopher G. Miller—Chief Financial Officer	(804)	530-0535
________________________________________ (Name)	_____________________ (Area Code)	____________________ (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation:

As reflected in the Company’s Report on Form 10-Q for the Second and Third Quarters of 2003, the Company in June 2003 entered into a comprehensive settlement agreement with all of the states that are signatories to the tobacco Master Settlement Agreement (MSA) which resolved all issues relating to the funding of required escrow obligations under related state qualifying statutes for the period 1999-2002. In conjunction with the settlement, the Company paid Brown & Williamson Tobacco Corporation (B&W) approximately $9.8 million to facilitate B&W’s MSA settlement relating to cigarettes contracted manufactured for the Company. Also, the Company’s planned sale of the cigarette portion of its business, pursuant to an asset purchase agreement, did not close and resulted in a significant disruption of its cigarette business following the termination of this agreement in July 2003. Further, in 2003 the Company experienced a 30% decrease in the sales of cigarettes as compared to 2002. These factors contributed to a significant increase in the loss suffered in 2003, which amounted to approximately $16.7 million in 2003 as compared to a loss of $4.4 million in 2002.

Star Scientific, Inc.

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             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2004	By:	/s/ Christopher G. Miller

Christopher G. Miller Chief Financial Officer (Principal Financial Officer)

INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).